Contact

www.linkedin.com/in/stacy-bernstein-1b59a328 (LinkedIn)
allbetterco.dalmoredirect.com/ (Personal)

Top Skills

Strategic Partnerships
Branding & Identity
Brand Development

Stacy Bernstein

All Better Co. Co-Founder // INVEST IN OUR COMMUNITY ROUND at link below!
Los Angeles County, California, United States

Summary

I am a 14 year entrepreneur in the creative space. My passion lies with building and growing brands, creating deep immersive partnerships with compelling narratives that ultimately yield beautiful, authentic and memorable experiences for the consumer and brand loyalists.

In 2022 along with my Co-Founder I launched my dream company All Better Co. The brand was born out of our own personal needs. When we were looking for cleaner, safer products for our kids (specifically mosquito bites) we couldn't find them, so...we made our own. We are on a mission to recreate your mom's first aid kit.

My strength is in relationship building and leveraging my own extensive network of professionals, influencers and industry leaders. In my role I focus on Brand, brand strategy, growth, partnerships and building community. I am passionate about women in commerce, females as investors and all things women in sports.

Experience

All Better Co.

Co-Founder & CBO
June 2020 - Present (4 years 11 months)
Los Angeles, California

We believe first aid needs an upgrade. We believe we know BETTER so it is time to do BETTER. We are thinking far outside the box we’ve all used for decades, it’s time to give scrapes, cuts, burns, bites, bumps, and itches the love and attention they deserve. On a mission to reimagine a category—our Skin-First first aid swaps older-than-old bandages, antiseptics, and ointments for vibrant, plant-powered solutions. Where traditional remedies see a cut or rash, All Better Co. sees an opportunity to heal and nourish your body’s biggest organ (hint: it’s your skin) naturally. Our

proactive, responsive, and every day functional remedies are made by two proactive, responsive, and everyday moms—for people, big and small, who care about what they put in and on their bodies.

The Bearing All Project

Co-Founder

November 2019 - Present (5 years 6 months)

Los Angeles, California, United States

The Bearing All Project is an inclusive collection of personal essays written by writers from around the world who are courageous enough to expose the struggles that often accompany and shape their journey to parenthood.

SHB Consulting

Creative Business Consultant

January 2015 - June 2024 (9 years 6 months)

+ Work with brands to develop creative and strategic positioning that connects them with their partners and target demographic in the most meaningful way.

+ Ideate and concept creative collaborations

+ Advise on early stage creative

+ Consult on top-line launch strategies

+ Identify key influencers and partners and craft methods of engagement

+ Advise and consult on business development and growth strategies

+ Develop and support implementation of strategic event initiatives

Simone LeBlanc Gifts

Consultant + Director of Strategic Partnerships

June 2016 - April 2018 (1 year 11 months)

Crafting Community

Partner

January 2010 - July 2016 (6 years 7 months)

Crafting Community™ is a collaboration between Karen Kimmel of Kimmel Kids, and Kid Concierge’s Stacy Bernstein and Tait Chatmon. A celebration

of family and community, Crafting Community™ is especially designed to shift gears from the hectic hustle of daily life and bring families closer together through the power of art and recreation. Crafting Community™ is dedicated to providing experiences that spark creativity and imagination for kids and parents alike.

For this one-of-a-kind retreat at the picturesque Ace Palm Springs, we have developed innovative recreation and art-based programming, paired with a holistic environment that promotes quiet time together and fosters a greater parenting community.

In addition to the diverse array of crafting workshops led by renowned artists and designers, the weekend ensures a healthy amount of relaxation and social programming, with activities ranging from sunrise yoga to family portraits, and a disco dance party under the stars.

Crafting Community™ is an amazing opportunity for our corporate partners to build consumer loyalty, share key brand messages and organically build relationships with highly influential, trendsetting consumers.

Kid Concierge

Owner

July 2009 - December 2014 (5 years 6 months)

Kid Concierge is a full-service lifestyle marketing company created by two California moms, Tait Chatmon and Stacy Bernstein. Tait and Stacy are family ambassadors that cater to each client's specific lifestyle needs. Kid Concierge works as a conduit to creatively connect parents with unique products, services and experiences.

By leveraging their own mom experience and relationships in the children's industry, local media and community groups, Kid Concierge also works directly with brands to create customized marketing initiatives and one-of-a-kind events to build consumer loyalty and maximize their presence in the marketplace.

Education

Boston University

Harvard-Westlake School